UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41679

U Power Limited

2F, Zuoan 88 A, Lujiazui,

Shanghai, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Entry Into Material Definitive Agreements

On April 23, 2026, U Power Limited, an exempted company with limited liability formed in the Cayman Islands (“U Power” or the “Company”), entered into a joint venture agreement with Jiangsu Guofu Hydrogen Energy Equipment Co., Ltd. (“Guofu Hydrogen Energy”) and Cloud Digital Chain Limited to establish a U Power-controlled joint venture aimed at providing AI-driven energy management solutions for data centers, initially in Thailand, and with plans for global expansion (the “Joint Venture Agreement”). Based on the Joint Venture Agreement, the joint venture, “Hydro Data Limited,” was established in Hong Kong on May 20, 2026.

On May 26, 2026, Hydro Data Limited entered into an agreement with CEWA Group (“CEWA”) and Guofu Hydrogen Energy, for the development of an integrated energy solution for a 100MW intelligence data center (“IDC”) project in Rayong, Thailand (the “IDC Agreement”).

Pursuant to the IDC Agreement, Hydro Data Limited, as the comprehensive energy solution provider (“Hydro Data”), will work with CEWA, as the regional infrastructure developer, and Guofu Hydrogen Energy, as the hydrogen systems provider, to execute the project with a phased deployment structure, beginning with a 3MW pilot project in Rayong, Thailand by the end of 2026 to validate the technology and economics and to establish a framework for deploying integrated hydrogen-based and clean energy solutions for large-scale digital infrastructure, with potential to scale up to 100MW.

Through the project contemplated in the IDC Agreement, the Company expects to facilitate its expansion into comprehensive energy solutions for IDCs in Southeast Asia and anticipates such project to provide the Company exposure to Thailand’s growing data center market. The Company believes that the data center market in Thailand , which is presently driven by digital economy initiatives and grid constraints, may provide recurring revenue opportunities relating to system design, equipment supply, installation, operations and maintenance, fuel supply, and energy management.

The foregoing descriptions of the Joint Venture Agreement and the IDC Agreement are qualified in their entirety by reference to the full text of each such the agreement, which are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively.

Exhibits

Exhibit No.	Description
10.1	Joint Venture Agreement dated April 23, 2026 by and among the Company, Jiangsu Guofu Hydrogen Energy Equipment Co., Ltd. and Cloud Digital Chain Limited
10.2	Agreement on Comprehensive Energy Solutions dated May 26, 2026 by and among Hydro Data Limited, CEWA Group and Jiangsu Guofu Hydrogen Energy Equipment Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 9, 2026

U Power Limited

By:	/s/ Jia Li
Name:	Jia Li
Title:	Chief Executive Officer

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